Exhibit 99.1

Brussels, 29 April 2015 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev General Shareholders Meeting approves dividend payment 2014

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) is pleased to announce that the General Shareholders Meeting of 29 April 2015 has approved the annual accounts for the year ended 31 December 2014, as well as the gross total dividend for 2014 of EUR 3.00 proposed by the Board of Directors. Taking into account the gross interim dividend of EUR 1.00 per share paid in November 2014, a gross final dividend of EUR 2.00 will be payable as from 6 May 2015 at Euroclear Belgium – C.I.K. (Paying Agent) upon presentation of coupon n° 18. The shares will trade ex-coupon as of 4 May 2015.

The General Shareholders Meeting has also made the following changes to the Board of Directors:

•	Acknowledgement of the end of the mandate of Mr Kees Storm, Chairman of the Board, and of the mandate of Mr Mark Winkelman.

•	Renewal of the mandate of Mr Olivier Goudet, Independent Director, for a period of four years, ending after the shareholders meeting which will be asked to approve the accounts for the year 2018. Mr Goudet will succeed to Mr Storm as Chairman of the Board.

•	Appointment of Ms M. Michele Burns as a new Independent Director for a period of four years ending after the shareholders meeting which will be asked to approve the accounts for the year 2018. Ms Burns will succeed Mr Goudet as Chair of the Audit Committee.

•	Appointment of Mr Kasper Rorsted as a new Independent Director for a period of four years ending after the shareholders meeting which will be asked to approve the accounts for the year 2018.

•	Renewal of the mandates of Mr Paul Cornet and Mr Stéfan Descheemaeker for a period of four years, ending after the shareholders meeting which will be asked to approve the accounts for the year 2018.

Brussels, 29 April 2015 – 2 / 2

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

Anheuser-Busch InBev Contacts:

Media Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Investors Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com
Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com